FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  May 16, 2005


                            BRITISH ENERGY GROUP PLC
                               (Registrant's name)


                                  Systems House
                                   Alba Campus
                                   Livingston
                                    EH54 7EG
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit     Description

No. 1       RNS Announcement, re: Section 198 Notice dated 16 May, 2005


16 May 2005

                            British Energy Group plc

Disclosure of interest in shares under Section 198 - British Energy Group plc (the "Company")

The Company has received notification that Legal & General Group plc and/or its subsidiaries has a notifiable interest in the relevant share capital of the Company, as detailed in the schedule below:


Material Interest


HSBC Global Custody Nominee (UK) Ltd A/c      914945        211,700
HSBC Global Custody Nominee (UK) Ltd A/c      775245      2,065,907
HSBC Global Custody Nominee (UK) Ltd A/c      360509     13,033,062
HSBC Global Custody Nominee (UK) Ltd A/c      360509        803,334
HSBC Global Custody Nominee (UK) Ltd A/c      360509        836,360
                                                         __________   _______
                                                         16,950,363     3.02%
                                                         __________   _______



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  May 16, 2005                        BRITISH ENERGY GROUP PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations